EXHIBIT 8.1

List of Subsidiaries

Name of Subsidiary	Place of Incorporation

Breeze Laboratory SAS	Colombia

Cosechemos YA SAS	Colombia

Flora Beauty LLC	United States

Flora Beauty LLC Sucursal	Colombia

Flora Growth Corp. Sucursal Col	Colombia

Flora Growth F&B Corp.	United States

Flora Growth Management Corp.	United States

Flora Growth US Holdings Corp.	United States

Grupo Farmaceutico Cronomed SAS	Colombia

Hemp Textiles & Co. LLC	United States

Hemp Textiles % Co. SAS	Colombia

High Roller Private Roller LLC	United States

Just Brands LLC	United States

Kasa Wholefoods Company SAS	Colombia

Kasa Wholefoods Co. LLC	United States

Vessel Brand Canada Inc.	Canada

Vessel Brand, Inc.	United States